

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 3, 2018

Via E-mail
Jeffrey Schoenfeld
Mesabi Trust
c/o Deutsche Bank Trust Company Americas
Trust & Agency Services
60 Wall Street, 16 Floor
New York, New York 10005

> **Re:** **Mesabi Trust**
> **Form 10-K for Fiscal Year Ended January 31, 2017**
> **Filed April 14, 2017**
> **File No. 001-04488**

Dear Mr. Schoenfeld:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining